Northwestern Mutual Investment Services, LLC

Statement of Financial Condition
December 31, 2018

AVAILABLE FOR PUBLIC







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 E. Wisconsin Ave.
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer O'Leary — 414-665-2542
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jennifer O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA JANDA NOTARY PUBLIC STATE OF WISCONSIN

Jennifer O'Leary
Signature

Treasurer/FIONP
Title

Angela Janda
Notary Public expires 7/30/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Northwestern Mutual Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Northwestern Mutual Investment Services, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 6 to the financial statement, the Company has entered into significant transactions with its parent and affiliates, which are related parties.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 21, 2019

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
Year ended December 31, 2018

Assets

Cash and cash equivalents	$	67,130,773
Due from clearing broker, net		18,187,018
Due from affiliates, net		24,406,437
Commissions and fees receivable		16,915,168
Deferred distribution costs, net		12,208,417
Prepaid licensing fees		4,917,424
Accounts receivable and other assets		9,388,883
Total assets	$	153,154,120

Liabilities and Member's Equity

Commissions payable	$	33,485,767
Due to Member, net		4,824,986
Compensation and benefits payable		2,322,810
Deferred tax liability, net		2,103,073
Accrued expenses and other liabilities		292,546
Total liabilities		43,029,182
Member's equity		110,124,938
Total liabilities and Member's equity	$	153,154,120

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2018

1.   Organization

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, disability and long-term care insurance and annuity products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, referral services and other investment products to its clients. Also, NMIS offers investment advisory services to other investment advisers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds, which are recorded at fair value in the statement of financial condition. Money market mutual funds are valued at their net asset value as reported by such funds. NMIS may redeem money market mutual funds at any time with one business day notification.

Due from Clearing Broker
The Company clears certain of its customer transactions through another broker-dealer, Pershing, LLC ("Pershing") on a fully disclosed basis. Amounts due from the clearing broker relate to the aforementioned transactions and include primarily commissions and fees receivable.

Commissions and Fees Receivable
Commissions and Fees Receivable are mainly comprised of amounts due from investment advisors and trade creditors for ongoing distribution fees and trade commissions.

Prepaid Licensing Fees

Prepaid licensing fees are comprised of annual licensing and registration fees the Company is required to pay in advance to FINRA.

Accounts Receivable and Other Assets

Accounts receivable and other assets include amounts due from investment advisors, trade creditors, and other prepaid expenses. It also includes investment securities which are reported at fair value. Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are recorded on a trade basis, whereby they are measured and reported at fair value. See Note 4 for additional disclosures surrounding investment securities.

Commissions Payable

Commissions payable represent amounts earned by the Company but not yet paid to registered financial representatives.

Compensation and Benefits Payable

Current amounts due to employees but not yet paid comprise compensation and benefits payable.

Business Risks and Uncertainties; Concentrations of Credit Risk

Mutual fund, variable annuity and variable life product commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's cash balance includes one bank account that exceeded the FDIC insurance limit of $250,000 by $336,849 at December 31, 2018.

3. **Investment Securities, at Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2018

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based on each investment's lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2018. The table below presents the fair value measurement categories utilized by the Company. The categorization of an asset or liability within the level hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to management's perceived risk of that investment.

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 67,130,773	$ -	$ -	$ 67,130,773
Investment securities [1]	167,381	-	-	167,381
Liabilities				
Investment securities [2]	(11,145)	-	-	(11,145)
Total	$ 67,287,009	$ -	$ -	$ 67,287,009

1 Reported in accounts receivable and other assets in the statement of financial condition
2 Reported in accrued expenses and other liabilities in the statement of financial condition

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No such reclassifications occurred during the year ended December 31, 2018.

4. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future

commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of five years using the straight-line amortization method. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues. Periodically, the Company reevaluates the current assumption of expected revenues related to the payment of deferred distribution costs and records a valuation allowance when it is probable that those anticipated revenues will be lower than originally estimated. At December 31, 2018, deferred distribution costs reported in the statement of financial condition included $23,848,714 of deferred lump-sum payments, which were reported net of accumulated amortization of $11,640,297. There was no valuation allowance for the year ended December 31, 2018.

5.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services to NMIS. The unpaid balance due to NML for these services was $6,961,247 at December 31, 2018 and is reported within due to Member in the statement of financial condition.

Also, pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. NMIS employees are also allowed to participate in various retirement plans sponsored by NML. The unpaid balance due to NML for these benefits was $21,369 at December 31, 2018 and is reported within due to Member in the statement of financial condition.

Under the terms of the distribution and underwriting agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products.

Additionally, pursuant to the terms of the distribution and underwriting agreement with NML. NMIS provides underwriting services, including training and supervision, related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $566,921 at December 31, 2018 and is reported as a reduction of due to

Member in the statement of financial condition.

Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. The net unpaid balance due to NML related to these services was $165,300 at December 31, 2018, and is reported within due to Member in the statement of financial condition.

Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides recruitment, training, support services, compliance and supervision, research and development, marketing and sales assistance, financial management and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. The unpaid balance due to NMIS related to these services was $17,533,845 at December 31, 2018, and is reported within due from affiliates in the statement of financial condition.

Also, pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $5,733,602 at December 31, 2018, and is reported within due from affiliates in the statement of financial condition.

NMWMC provides NMIS with meetings services and research and investment advice as part of the master services agreement. The unpaid balance due to NMWMC related to these services was $238,000 at December 31, 2018, and is reported within due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $1,291,249 at December 31, 2018, and is reported within due from affiliates in the statement of financial condition.

Under the terms of four separate dual employee cost sharing agreements with NMWMC, an employee provides the services required of the Chief Compliance Officer for NMWMC, an employee provides advisory product management services for NMIS, certain employees provide investment trading services to NMWMC client accounts where there is no NMWMC wealth management advisor assigned to service such clients and an employee provides the services required of the Chief Operations Officer for NMIS and NMWMC. The net unpaid balance due from NMWMC related to these services was $79,833 at December 31, 2018, and is reported within due from affiliates in the statement of financial

condition.

6. **Income Taxes**

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company federal income taxes determined as if the Company filed a separate federal income tax return.

Generally, the Company is not liable for state income taxes because of its disregarded entity status. However, some states do not accept the disregarded entity status, in those states, the Company pays and files on a separate company basis.

Federal income taxes due from NML were $1,756,009 at December 31, 2018, and are reported within due to Member in the statement of financial condition.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax liabilities at December 31, 2018 were as follows.

Deferred tax assets:	
Advisory liabilities	$ 362,833
Employee benefit liabilities	97,862
Gross deferred tax assets	460,695
Deferred tax liabilities:	
Deferred transition costs	(2,563,768)
Net deferred tax liabilities	$ (2,103,073)

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance is not needed as of December 31, 2018.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company has no known

uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2018.

7.   Net Capital and Customer Protection Rules

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2018, the Company had net capital of $31,576,869, which exceeded the minimum requirement of $250,000 by $31,326,869.

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

8.   Contingencies and Commitments

NMIS and Pershing are parties to a fully disclosed clearing agreement through February 28, 2021 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company prior to February 28, 2021 would result in significant termination fees as provided for in the clearing agreement.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to

estimate, a loss would be recognized and a related liability recorded. No such liabilities were recorded by the Company at December 31, 2018.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of

potential losses from pending or threatened legal actions and other regulatory matters. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2018.

9.   Subsequent Events

Company management has evaluated events subsequent to December 31, 2018 through February 21, 2019, the date these financial statements were issued. There have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying statement of financial condition that would have a material effect on the financial condition of the Company.